Filed by Noble Corporation Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Noble Corporation

Commission File No.: 000-53604

Commission File No. for Registration Statement

on Form S-4: 333-189846

Excerpt from Noble Corporation press release on July 26, 2013

In addition, the Company has established October 11, 2013, as the date and the city of Zug as the place for the extraordinary general meeting of its shareholders at which shareholders will consider the previously announced proposed change in place of incorporation of the publicly traded parent company of the Noble group of companies from Switzerland to the United Kingdom. Full details about the extraordinary shareholders meeting will be set forth in the Company’s definitive proxy statement for the meeting that will be provided to shareholders.